SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*

                            Electric Fuel Corporation
                            -------------------------
                                (Name of Issuer)


                          Common Stock $0.01 Par Value
                         ------------------------------
                         (Title of Class of Securities)


                                   284871-10-0
                                 --------------
                                 (CUSIP Number)


      Steven M. Plon, Esquire, Buchanan Ingersoll Professional Corporation Eleven Penn Center, 14th Floor, Philadelphia, PA 19103, (215) 665-3608
     ----------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 28, 1999
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the claim of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d1(a) for other parties to whom copies are to be sent.

*The remainder of this coverage page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that action of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following page(s)
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                                                               Page 1 of 6 Pages
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


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CUSIP No. 284871-10-0                                          Page 2 of 6 Pages
-------------------------                                      -----------------

--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                       Leon S. Gross S.S. No. ###-##-####
--------------------------------------------------------------------------------

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)
                                                                  --------------

                                                                  (b)
                                                                  --------------

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3.        SEC USE ONLY
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4.        SOURCE OF FUNDS*  PF
--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
                   United States of America
--------------------------------------------------------------------------------
                            7.     SOLE VOTING POWER
NUMBER OF                                            4,101,004
SHARES                      [includes 375,000 warrants to purchase common stock]
BENEFICIALLY                ----------------------------------------------------
OWNED BY                    8.     SHARED VOTING POWER
EACH                                                175,000
REPORTING                   ----------------------------------------------------
PERSON                      9.     SOLE DISPOSITIVE POWER
WITH                                                 3,961,004
                            ----------------------------------------------------
                            10.    SHARED DISPOSITIVE POWER
                                   315,000 [140,000 shares are subject to a
                                   Security Agreement and 175,000 are held
                                   jointly as a Co-Trustee of the Rose Gross
                                   Charitable Foundation].
--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  4,276,004 [includes 375,000 warrants to purchase common stock]
--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*
--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.6% of
          the issued and outstanding stock(1)
--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*
                   IN
--------------------------------------------------------------------------------
(1) Based upon 15,728,387 shares of common stock outstanding upon the closing of the 1999 Private Placement and assuming exercise of warrants to purchase 375,000 Shares held by Mr. Gross.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                               Page 3 of 6 Pages
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                        AMENDMENT NO. 10 TO SCHEDULE 13D

     This Amendment No. 10 to the Schedule 13D dated February 23, 1996, as amended by the First Amendment to Schedule 13D dated April 30, 1996, the Second Amendment to Schedule 13D dated September 1, 1996, the Third Amendment to
Schedule 13D dated October 11, 1996, the Fourth Amendment to Schedule 13D dated December 27, 1996, the Fifth Amendment to Schedule 13D dated May 12, 1997, the Sixth Amendment to Schedule D dated December 3, 1997, the Seventh Amendment to
Schedule 13D dated September 28, 1998, the Eighth Amendment to Schedule 13D dated October 14, 1999 and the Ninth Amendment to Schedule 13D dated October 28, 1999 (the "Existing Schedule 13D"), is being filed by the undersigned in accordance with Rule 13d-2(a) of the general rules and regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and amends the Existing Schedule 13D to the extent set forth below. Terms defined in the Existing Schedule 13D are used herein as so defined.

Item 3.  Source and Amount of Funds or Other Consideration.

Amend Item 3 of the Existing Schedule 13D by adding the following paragraph:

     The Shares of the Issuer purchased by Mr. Gross as part of the private placement pursuant to a Stock Purchase Agreement dated December 28, 1999 were acquired at a cost of $750,000 (the "1999 Private Placement"). The funds required for all of the foregoing Shares purchased by Mr. Gross were provided by Mr. Gross' personal funds.

Item 4.  Purpose of the Transaction.

Item 4 of the Existing Schedule 13D is amended by adding the following paragraph:

     Mr. Gross participated in the 1999 Private Placement primarily because of the possibility that the Company will be successful in its business activities. Mr. Gross may make dispositions and additional purchases subject to a number of factors, including market prices of the Shares and his continuing review of the business of and the prospects for the Issuer and general market and business considerations.

     Except as set forth in the preceding paragraph, Mr. Gross has no present plans or proposals which relate to, or which would result in, any changes specified in clauses (b) through (j) of Item 4 of Schedule 13D.

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                                                               Page 4 of 6 Pages
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Item 5.  Interest in Securities of the Issuer.

The third paragraph of Items 5(a) and (b) of the Existing Schedule 13D is hereby amended to read as follows:

     Mr. Gross beneficially owns 4,276,004 Shares, or 26.6% of the Common Stock outstanding following the 1999 Private Placement (based upon 15,728,387 shares of common stock outstanding upon the closing of the 1999 Private Placement and assuming the exercise of warrants to purchase 375,000 Shares held by Mr. Gross). Of the 4,276,004 Shares beneficially owned by him, Mr. Gross has the sole power to vote 4,101,004 Shares, assuming the exercise of warrants to purchase 375,000 Shares. The remaining 175,000 Shares are held jointly by Mr. Gross and Lawrence
M. Miller in their capacities as Co-Trustees of the Rose Gross Charitable Foundation (the "Foundation"), a charitable foundation founded by Mr. Gross by Agreement of Trust dated May 28, 1997. Mr. Gross has sole power to dispose of all Shares beneficially owned by him, except for (i) rights as to disposition for a total of 140,000 Shares granted to Madison Bank under a Security Agreement and (ii) the 175,000 Shares owned by the Foundation. To the best of Mr. Gross' knowledge, except as expressly set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds of the sale of, the shares of Common Stock held by him.

Items 5(c) of the Existing Schedule 13D is hereby amended by adding the following paragraphs:

     (c) On December 28, 1999 Mr. Gross acquired 375,000 Shares at a purchase price of $2.00 per share in the 1999 Private Placement. In connection with the 1999 Private Placement Mr. Gross was also issued warrants to purchase 375,000 Shares.

     On November 15, 1999, the Foundation made a gift of 60,000 Shares.

Item 6. Contracts, Arrangements, Understanding or Relationship With Respect to Securities of the Issuer.

Item 6 of the Existing Schedule 13D is hereby amended by adding the following paragraphs:

     Pursuant to a Securities Purchase Agreement dated December 28, 1999 between the Issuer and Mr. Gross, on December 28, 1999 the Issuer issued 375,000 shares of the Issuer's Common Stock, $.01 par value per share, to Mr. Gross at a price of $2.00 per share, and warrants to acquire 375,000 Shares, for a total purchase price of $750,000.

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                                                               Page 5 of 6 Pages
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     Pursuant to the terms of the Securities Purchase Agreement, Mr. Gross has agreed that for a period of five (5) years from the Closing Date, neither Mr. Gross nor his Affiliates, as defined in the Securities Act, directly or indirectly or in conjunction with or through any Associate (as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), will (i) solicit proxies with respect to any capital stock or other voting securities of the Issuer under any circumstances, or become a "participant" in any "election contest" relating to the election of directors of the Issuer (as such terms are used in Rule 14a-11 of Regulation 14A of the Exchange Act) or
(ii) make an offer for the acquisition of substantially all of the assets or capital stock of the Issuer or induce or assist any other person to make such an offer or (iii) form or join any "group" within the meaning of Section 13(d)(3) of the Exchange Act with respect to any capital stock or other voting securities of the Issuer for the purpose of accomplishing the actions referred to in clauses (i) and (ii) above other than pursuant to the Voting Rights Agreement described below.

     The Voting Rights Agreement, dated as of September 30, 1996 (the "Voting Rights Agreement") was amended by Amendment No. 1 to Voting Rights Agreement on December 28, 1999 (the "Voting Rights Agreement Amendment") in connection with the transactions contemplated by the Securities Purchase Agreement. Pursuant to the Voting Rights Agreement Amendment, each of Lawrence M. Miller (or, if applicable, Alternate Director), Robert S. Ehrlich, Yehuda Harats and one person to be designated for nomination by the 1999 Investors (so long as the 1999 Investors collectively own 1,200,000 shares of the Common Stock) shall serve as members of the Board. The remaining terms of the Voting Rights Agreement were not changed by the Voting Rights Agreement Amendment.

     The foregoing descriptions of each of the Securities Purchase Agreement and the Voting Rights Agreement Amendment are qualified in their entirety by reference to the full text of the Securities Purchase Agreement and the Voting Rights Agreement Amendment, copies of which are included as exhibits hereto and are incorporated by reference herein.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1 - Securities Purchase Agreement

Exhibit 2 - Voting Rights Agreement Amendment

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                                                               Page 6 of 6 Pages
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

1/12/00
------------------------------
Date


/s/ Leon S. Gross
------------------------------
Leon S. Gross